Exhibit 99.1

PRESS RELEASE

Just Energy Reports Third Quarter Fiscal 2016 Results
Third Quarter Sales up 7%; Gross Margin Increases 20%; Base EBITDA grows 10%
Strong Performance Drives Significant Cash Flow and Base Funds from Continuing Operations Growth

TORONTO, ONTARIO - - February 10, 2016 - -
Just Energy Group, Inc. (TSX:JE; NYSE:JE), an energy management solutions provider specializing in electricity, natural gas, solar and green energy, today announced results for its third quarter fiscal 2016.

Key Highlights:
•	Sales of $1,009.7 million for third quarter of fiscal 2016, an increase of 7% from $946.8 million in third quarter of fiscal 2015.
•	Gross Margin of $179.9 million an increase of 20% year over year, driven by the successful implementation of a margin per customer improvement initiative.
•	Base EBITDA from continuing operations of $55.7 million, an increase of 10% year over year. Base EBITDA includes $5.9 million of prepaid commission expense in the quarter, excluding this additional expense item, Base EBITDA increases by 22% to $61.6 million for the third quarter of fiscal 2016.
•	Payout ratio on Base Funds from continuing operations for the first nine months of fiscal 2016 was 59%, a significant improvement from 113% over the same period last year as a Base Funds from continuing operations increased by 56% year to date to $94.4 million.
•	Cash and cash equivalents were $90.8 million as of December 31, 2015, an increase of 115% from $42.3 million reported in the year-ago quarter. The increase in cash and credit facility availability over the past year has resulted in $112 million of additional buying power.
•	Gross customer additions for the third quarter of fiscal 2016 were 313,000, a decrease of 12% compared to 354,000 customers added in the third quarter of fiscal 2015. Net additions were a negative 46,000 for the third quarter of fiscal 2016, compared with 58,000 net customer additions in the third quarter of fiscal 2015.
•	The Company raises fiscal 2016 Base EBITDA guidance to the high end of the previously provided range of $193 million to $203 million. Guidance exceeds a 20% year-over-year increase when adjusted for the change in classification of customer acquisition costs in fiscal 2016.

Financial highlights
For the three months ended December 31
(thousands of dollars, except where indicated and per share amounts)
		% increase
	Fiscal 2016	(decrease)	Fiscal 2015
Sales	$1,009,709	7%	$946,752
Gross margin	179,937	20%	150,098
Administrative expenses	42,934	5%	40,912
Selling and marketing expenses	67,061	27%	52,968
Finance costs	17,731	(9)%	19,525
Profit (loss) from continuing operations[1]	10,188	NMF [3]	(371,403)
Profit from discontinued operations	-	NMF [3]	165,210
Profit (loss)[1]	10,188	NMF [3]	(206,193)
Profit (loss) per share from continuing operations available to shareholders - basic	0.04		(2.56)
Profit (loss) per share from continuing operations available to shareholders - diluted	0.04		(2.56)
Dividends/distributions	18,662	-	18,572
Base EBITDA[2]	55,724	10%	50,592
Base Funds from operations[2]	26,783	26%	21,179
Payout ratio on Base Funds from operations[2]	70%		88%

For the nine months ended December 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2016	(decrease)	Fiscal 2015
Sales	$3,029,980	13%	$2,686,061
Gross margin	497,999	23%	406,003
Administrative expenses	120,826	8%	112,174
Selling and marketing expenses	195,090	21%	161,263
Finance costs	52,228	(8)%	56,996
Profit (loss) from continuing operations[1]	51,601	NMF[3]	(511,401)
Profit from discontinued operations	-	NMF[3]	131,138
Profit (loss)[1]	51,601	NMF[3]	(380,263)
Profit (loss) per share from continuing operations available to shareholders - basic	0.28		(3.56)
Profit (loss) per share from continuing operations available to shareholders -diluted	0.27		(3.56)
Dividends/distributions	56,062	(18)%	68,127
Base EBITDA[2]	140,284	25%	112,512
Base Funds from operations[2]	94,377	56%	60,525
Payout ratio on Base Funds from operations[2]	59%		113%
Embedded gross margin[2]	1,985,000	10%	1,798,800
Total customers (RCEs)	4,567,000	(2)%	4,662,000
1Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See the definition included in Just Energy's Q3 Management's Discussion and Analysis
3Not a meaningful figure.

"Our business continues to perform very well, delivering strong sales growth, significantly improved profitability, and generating meaningful cash flow," commented Just Energy's Co-CEO, Deb Merril.  "The margin per customer improvement initiative is allowing us to convert solid top-line sales growth into consistent increases in Base EBITDA. This improved profitability is also driving significantly improved cash flow and increased Base Funds from continuing operations."
"While our sales grew 7% during the quarter, we did see a decline in year-over-year gross customer additions as well as negative net additions. Despite the turmoil in the oil and gas markets and global macro concerns, Just Energy's core business – gas and electricity – continues to be a very stable environment that has resulted in a lack of switching by our target customer segment. This compares to a very volatile environment just one year ago when heightened levels of customer switching was greatly benefitting Just Energy's ability to add net customers at an exceptional rate."
"Fortunately, through ongoing execution of our strategy, Just Energy is in the unique position of being able to drive sales growth and increase profitability in any market environment. In addition to building a more profitable customer base, our results continue to be aided by our world-class risk management practices, the introduction of new products with incremental margins, increased fees and service income, and new sales from solar."
Co-CEO, James Lewis added, "As a result of our strong positioning, we now believe the Company will achieve the high end of our previously provided fiscal 2016 Base EBITDA guidance range of $193 million to $203 million. This effectively delivers 20% year-over-year growth when adjusted for the change in classification of customer acquisition costs in fiscal 2016. Looking ahead, we expect to also deliver double-digit percentage Base EBITDA growth in fiscal 2017. Our solar pilot program remains on track and we expect Solar to contribute $10 million to the double digit percentage fiscal 2017 Base EBITDA growth target."
"We continue to operate from a greatly improved financial position and our strategy is proving our ability to consistently deliver throughout any cycle. Our financial flexibility, combined with our commitment to maintaining a capital light model, supports our ability to pursue a growth strategy centered on geographic expansion, structuring superior product value propositions, and enhancing the portfolio of energy management offerings. Looking forward, our geographic expansion will be centered on Europe where we expect to expand into new nations in fiscal 2017 and 2018. These target markets fit our strategy to become a world class consumer enterprise delivering superior customer value through a range of energy management solutions and a multi-channel approach."

Third Quarter Operating Performance
Profitability
The quarter and year-to-date have demonstrated strong, performance-driven results. A sales increase of 7% year-over-year was driven by higher realized margin per customer in the period due to more disciplined pricing performance and the positive foreign exchange impact on gross margin earned in U.S. markets. Just Energy's continued focus on increasing gross margin through a more selective sales and renewal process has also resulted in increased levels of profitability across the business.

•	The Consumer division's sales increased by 3% while the Commercial division's sales increased by 11%, primarily as a result of the currency impact of converting U.S. dollar denominated sales into Canadian dollars.
•	Gross margin improved 20% due to foreign exchange and continued success of our margin improvement strategies in the Commercial market. The Consumer division contributed an increase of 17% while the Commercial division increased by 30%.
•	Just Energy is increasing margins on new customers while also removing lower margin customers from the books, as illustrated in the table below. Higher new customer margins reflect strong margins on new products including bundled offerings.

ANNUAL GROSS MARGIN PER CUSTOMER
	Fiscal	Number of	Fiscal	Number of
	2016	customers	2015	customers

Consumer customers added and renewed	$213	211,000	$191	209,000
Consumer customers lost	194	123,000	187	144,000
Commercial customers added and renewed	84	304,000	85	240,000
Commercial customers lost	63	236,000	71	162,000

•	Selling and marketing expenses for the quarter were up $14.1 million, or 27%, due to the impact of foreign exchange on the U.S.-based commission and overhead expenses as well as the expenses becoming more directly correlated to the growing portion of the customer base for which selling costs are recorded over the life of the contract (commercial brokers and online sales channels).
•	Finance costs of $17.7 million decreased 9% as a result of the reduction in long-term debt associated with the sale of National Home Services in the prior year and the repayment of long term debt of approximately $5.5 million through the normal course issuer bid over the past year.
•	Base EBITDA of $55.7 million for the third quarter increased 10%, reflecting sharply higher margins, partially offset by higher operating expenses.

o	Base EBITDA in the third quarter includes $5.9 million of prepaid commission expense, reflecting the change in classification of prepaid commissions as a current asset effective April 1, 2016. Excluding this additional expense item, Base EBITDA increased by 22% to $61.6 million for the third quarter of fiscal 2016.
o	During the quarter, the positive foreign exchange contributed $5 million to Base EBITDA and another $6 million was driven by operational performance improvements.

Customer Aggregation

The company continues to focus on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition. The margin per customer improvements in both the residential and commercial business are directly related to the ongoing commitment to Just Energy's margin improvement initiative. While competition is certain to come and go from the space over time, the Company believes it can continue to drive margin improvement that can be sustained over the long term as a result of the Company's innovative new products with more appeal and value for customers. This improved profitability per customer will add to the Company's future margins over and above any growth in the customer base.

Customer aggregation
	Oct 1,			Failed to	Dec 31,	%	Dec 31,	% increase
	2015	Additions	Attrition	renew	2015	decrease	2014	(decrease)
Consumer Energy
Gas	690,000	40,000	(34,000)	(10,000)	686,000	(1%)	744,000	(8)%
Electricity	1,215,000	82,000	(59,000)	(21,000)	1,217,000	-	1,247,000	(2)%
Total Consumer RCEs	1,905,000	122,000	(93,000)	(31,000)	1,903,000	-	1,991,000	(4)%
Commercial Energy
Gas	240,000	33,000	(12,000)	(19,000)	242,000	1%	224,000	8%
Electricity	2,468,000	158,000	(57,000)	(147,000)	2,422,000	(2)%	2,447,000	(1)%
Total Commercial RCEs	2,708,000	191,000	(69,000)	(166,000)	2,664,000	(2)%	2,671,000	-
Total RCEs	4,613,000	313,000	(162,000)	(197,000)	4,567,000	(1)%	4,662,000	(2)%

•	Just Energy's total customer base is currently 4.6 million RCEs, a 2% decrease from one year ago. The Consumer base also includes a further 50,000 smart thermostats that are bundled with a commodity contract and tend to have lower attrition and higher overall profitability. Further expansion of smart-thermostats is a key driver for continued growth for Just Energy.
•	Gross customer additions of 313,000 decreased 12% from the 354,000 customers added one year ago.

o	Consumer customer additions of 122,000 decreased from the 187,000 added in the prior year, primarily due to market conditions as the commodity prices were lower and therefore, more competitive across all markets.
o	Commercial customer additions of 191,000 increased from the 167,000 gross customer additions in the prior year, primarily due to competitiveness in pricing.

•	Sales channels continue to diversify, as gross customer additions were generated through door-to-door sales (19%), commercial brokers (59%) and online and other non-door-to-door sales channels (22%). This compares favorably to the prior year when 18% of 354,000 customer additions were generated using door-to-door sales, 48% from commercial brokers and 34% from online and other sales channels.

•	Just Energy's geographical footprint continues to diversify outside of North America. U.S., Canadian and U.K. segments accounted for 71%, 23% and 6% of the customer base, respectively, in the third quarter of fiscal 2016. This compares to U.S., Canadian and U.K. segments represented 72%, 24% and 4% of the customer base, respectively, one year ago.
•	Net customer additions were a negative 46,000 in the third quarter, down from net additions of 58,000 in the same period of last year, primarily as a result of the lower customer additions in North America and lower renewal rates for Commercial operations. Just Energy continues to actively focus on improving retained customers' profitability rather than pursuing low margin growth.
•	The combined attrition rate for Just Energy was 17% for the trailing 12 months ended December 31, 2015, a one percentage point increase from the 16% reported a year prior, and consistent with the second quarter's results.

o	Consumer attrition rates remained consistent at 27% compared to the prior year, which includes the impact from higher customer defaults in markets where Just Energy bears collection risk.
o	Commercial attrition rates increased two percentage points to 9% year over year, but declined one percent sequentially. The increase in Commercial attrition was a result of increased competition over the past year. The Company continues to focus on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition. The Consumer attrition includes the impact from higher customer defaults in markets where Just Energy bears collection risk.

•	The trailing 12 month renewal rate of 62% was down five percentage points from 67% one year ago.

o	Consumer renewal rate stayed the same at 75%, while the Commercial renewal rate decreased by six percentage points to 57%. The decline reflected a very competitive market for Commercial renewals with competitors pricing aggressively and Just Energy's focus on improving retained customers' profitability rather than pursuing low margin growth.

Balance Sheet & Liquidity

The strong, performance-driven results are generating solid cash flows and providing the Company the financial flexibility to pursue aggressive debt reductions. As of December 31, 2015 Just Energy's book value net debt was 2.9x the trailing 12 month Base EBITDA, significantly improved from 3.7x just one year ago.

•	Cash increased $12.0 million, or 15%, to $90.8 million since March 31, 2015 with no draw downs on the credit facility as of December 31, 2015.

•	Long-term debt (excluding the current portion) of $695.0 million as of December 31, 2015 increased over the last year due to the foreign currency impact on the U.S-based $150m convertible bonds.
•	Under the NCIB program, Just Energy repurchased $1.0 million of the $330 million convertible debentures during the quarter. Life to date, the company has repurchased $5.5 million of the instrument, all in fiscal 2016.

•	Base Funds from continuing operations for the quarter were $26.8 million, an increase of 26% over last year, driven by the 10% increase in Base EBITDA as well as a 9% decrease in finance costs. For the nine months ended December 31, 2015, Base FFO was $94.4 million, an increase of 56% from the prior comparable period where Base FFO was $60.5 million.

•	Dividends/distributions paid were $18.7 million, slightly higher than the prior comparable period based on an annual dividend rate of $0.50 per share effective July 1, 2014.
•	The payout ratio on Base Funds from continuing operations was 70% for the three months ended December 31, 2015, compared to 88% in the prior comparable quarter. For the nine months ended December 31, 2015, the payout ratio was 59% compared with 113% in the prior comparable period.

Outlook

Just Energy continues to deploy its strategy to become a world class consumer enterprise delivering superior value to its customers through a range of energy management solutions and a multi-channel approach. Growth plans center on geographic expansion, structuring superior product value propositions, and enhancing the portfolio of energy management offerings. The company's geographic expansion is centered on Europe where the Company expects to expand into two new nations within the next 18 months.  Superior value propositions such as the new flat bill product has now been rolled out in six new markets, energy management solutions such as solar are being piloted and launched in California and New York and a new commercial energy storage pilot is being planned.
Results for the first nine months of fiscal 2016 are ahead of management's expectations based on the targets provided. To reflect this progress, management now believes that the Company will achieve the high end of its previously provided fiscal 2016 Base EBITDA guidance range of $193 million to $203 million, resulting in an expected double-digit percentage growth over the prior year. This includes approximately $20.0 million of incremental deductions in Base EBITDA related to the change to its commercial commission terms announced during the fiscal first quarter of 2016, $10.5 million of this has already occurred in the first nine months of fiscal 2016. When adjusted for the $20 million effect from the change in classification, year over year Base EBITDA is expected to increase 20% in fiscal 2016. Just Energy expects to offset this headwind with continued strong gross margin performance and foreign exchange benefit, as evidenced by the year to date results of fiscal 2016.

In fiscal year 2017, Just Energy expects to achieve double-digit percentage Base EBITDA growth over fiscal 2016. Included in these expectations are incremental deductions in Base EBITDA of approximately $40 million for prepaid commercial commissions, which would previously have been included as amortization within selling and marketing expenses. This represents a $20 million increase over fiscal 2016 and reflects a go-forward run rate for this incremental deduction in future years.
Just Energy's solar program commenced its initial pilot phases in California and New York during the fiscal year, with the volume signed during this initial pilot resulting in higher than expected profit. Based on the success of our pilot launch in southern California, operations will continue to grow with further expansion in California and the northeast U.S. The solar pilot remains on track and it is expected that Solar will contribute $10 million towards the double digit percentage Base EBITDA target for fiscal 2017.
Earnings Call
The Company will host a conference call and live webcast to review the third quarter results beginning at 10:00 a.m. eastern standard time on February 11, 2016 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deborah Merril, and Chief Financial Officer Patrick McCullough will participate on the call.
Just Energy Conference Call and Webcast
•	Thursday, February 11, 2016
•	10:00 a.m. EST
Those who wish to participate in the conference call may do so by dialing 1-866-229-4144 and entering pass code 5662147 #. The call will also be webcast live over the internet at the following link:

http://event.onlineseminarsolutions.com/r.htm?e=1124031&s=1&k=B24380A2C72F15BCDB9F6DA99EFD1B61

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar panel installations. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, JE Solar, Tara Energy and TerraPass. Visit justenergygroup.com to learn more.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission's website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Pat McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com